Exhibit 99.(a)(12)

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN OR INTO AUSTRALIA, CANADA, OR JAPAN

2 April 2002

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                                     RWE AG

                               INNOGY HOLDINGS PLC

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                 RECOMMENDED CASH OFFER FOR INNOGY HOLDINGS PLC

                              OFFER DOCUMENT POSTED



RWE AG ("RWE") announces that the formal offer document containing the recommended cash offer made by a wholly-owned subsidiary of RWE (the "Offeror") and (outside the United States) by Merrill Lynch International on its behalf for the whole of the issued and to be issued share capital of Innogy Holdings plc ("Innogy"), including American Depositary Shares ("Innogy ADSs"), each representing 10 Innogy ordinary shares, announced on 22 March 2002 (the "Offer") was posted on 28 March 2002.

Subject to the Offer becoming or being declared wholly unconditional, holders of Innogy securities who accept the Offer will receive 275 pence in cash for each Innogy ordinary share and 2,750 pence in cash for each Innogy ADS. There is a loan note alternative whereby holders of Innogy ordinary shares (other than US and certain other overseas shareholders) who validly accept the Offer may elect to receive loan notes instead of some or all of the cash consideration to which they would otherwise have been entitled under the terms of the Offer.

Forms of acceptance should be completed and returned in accordance with the instructions in the offer document and on the forms of acceptance so as to be received as soon as possible and in any event by no later than 3:00 p.m. on 26 April 2002. Any extensions of the Offer will be publicly announced by 8:00 a.m. (London time) on the business day following the day on which the Offer was due to expire.

This press release does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities pursuant to the offer or otherwise.

Merrill Lynch International ("Merrill Lynch") is acting for RWE and the Offeror and no one else in connection with the Offer and will not be responsible to anyone other than RWE and the Offeror for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer.

Credit Suisse First Boston (Europe) Limited ("CSFB") and Deutsche Bank AG London ("Deutsche Bank") are acting for Innogy and no one else in connection with the Offer and will not be responsible to anyone other than Innogy for providing the protections afforded to clients of either CSFB or Deutsche Bank or for providing advice in relation to the Offer.

In the United States, the Offer is made solely by the Offeror, and neither Merrill Lynch nor any of its affiliates is making the Offer in the United States.